June 12, 2017

VIA EDGAR

Ms. Stephanie L. Sullivan
Senior Technical and Policy Advisor
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, D.C.  20549

RE: Capital Bank Financial Corp
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
Form 10-Q for the Quarterly Period Ended March 31, 2017
Filed May 1, 2017
Form 8-K
File April 21, 2017
File No. 001-35655

Dear Ms. Sullivan:

This letter responds to comments of the Staff of the Securities and Exchange Commission (the “Staff”) in a letter dated May 30, 2017, concerning Capital Bank Financial Corp.’s (the “Company”) Form 10-K for the fiscal period ended December 31, 2016, filed February 27, 2017; Form 10-Q for the quarterly period ended March 31, 2017, filed May 1, 2017; and Form 8-K filed April 21, 2017.

Form 10-K for the period ended December 31, 2016

Item 6. Selected Financial Data, page 52

Asset and Credit Quality Ratios – New and Acquired Loans, page 54

1.
Comment: We note your presentation of nonperforming new loans to total new loans receivable, new loans allowance for loan losses (ALLL) to total gross new loans, nonperforming acquired loans to total acquired loans receivable and acquired loans (ALLL) to total gross acquired loans. We note that elsewhere in the filing, you break out your loan portfolio by New Non-PCI loans, Acquired Non-PCI loans, and PCI loans, however, we were unable to locate where you have provided the ALLL for each of these categories or the levels of nonperforming loans for each of these categories. To the extent you wish to continue to present these measures, we believe the related components of the calculation should be provided in the filing. Additionally, please clarify how you determined the ALLL for new loans and the ALLL for acquired loans do not represent separate portfolio segments and thus the disclosures required by ASC 310-10-50-11B are not required.

Response: The Company will remove in future filings, beginning with the Form 10-Q for the quarter ending June 30, 2017, the breakout of asset and credit quality ratios which use the new and acquired loan categories.

For new and acquired non-PCI loans, the allowance is calculated by using loss rates from a peer group of comparable banks based on size, portfolio type, and geography. As such, the Company does not view the allowance for new and acquired non-PCI loans as separate portfolio segments as we use the same allowance methodology for both.

Capital Resources and Liquidity, page 85

Tangible Common Equity, page 86

2.
Comment: We note you define tangible common equity as total shareholders’ equity less preferred stock and less goodwill and other intangible assets, net of taxes. Please enhance your reconciliation to separately quantify the impact of taxes in arriving at tangible common equity.

Response: The Company will include in future filings, beginning with the Form 10-Q for the quarter ending June 30, 2017, a revised definition of tangible common equity as “total shareholders’ equity less preferred stock and less goodwill and intangible assets.” Additionally, we will revise the reconciling line item currently labeled “goodwill, intangible assets, net of taxes” to “goodwill and intangibles”.

(Dollars in thousands)
December 31, 2016
Total shareholders' equity	$1,292,047
Less: goodwill	(235,500)
Less: intangibles	(33,370)
Tax effect of intangible assets	—
Tangible common equity	$1,023,177
Total assets	$9,930,657
Less: goodwill	(235,500)
Less: intangibles	(33,370)
Tangible assets	$9,661,787
Tangible common equity ratio	10.59%

Tangible Book Value, page 86

3.
Comment: We note you define tangible book value as stockholders’ equity, less goodwill and core deposit intangibles, net of related deferred tax liabilities. Please enhance your reconciliation to separately quantify the impact of taxes in arriving at tangible book value. Additionally, please revise the title of the reconciling line item currently labeled “goodwill, intangible assets, net of taxes” to be more descriptive as to what is being excluded given that it doesn’t include all of your other intangible assets.

Response: The Company will include in future filings, beginning with the Form 10-Q for the quarter ending June 30, 2017, a revised definition of tangible book value as “stockholders’ equity, less goodwill and intangibles, net of related deferred tax liabilities.” Additionally, we will enhance the reconciliation to separately quantify the impact of taxes as shown below:

(Dollars in thousands, except per share amounts)
December 31, 2016
Total shareholders' equity	$1,292,047
Less: goodwill	(235,500)
Less: intangibles	(33,370)
Tax effect of intangible assets (1)	12,694
Tangible common equity	$1,035,871
Common shares outstanding	51,765
Book value per share	$24.96
Tangible book value per share	$20.01
(1) Effective tax rate of 38%

Item 8: Financial Statements and Supplementary Data, page 93

Note 5: Loans, page 122

4.
Comment: We note your disclosure of the nonaccretable difference as of December 31, 2016, 2015, and 2014 on page 123. Please provide us with a rollforward of the balance for each period as it is unclear how some of the changes in activity have been reflected in the ending balance. For example, we note that as of December 31, 2014, the nonaccretable difference was $204.0 million, but as of December 31, 2015, the ending balance was $138.7 million which appears unusual given no additional acquisition activity during 2015 and a $91.9 million reclassification to the accretable yield during 2015.

Response: The rollforward of the nonaccretable difference as of December 31, 2014, 2015 and 2016 is presented below.

Nonaccretable difference represents contractually required payments in excess of estimated cash flows to be collected.  The contractually required payments are continuously changing due to renewals, extensions, modifications, prepayments, rate changes, and loans becoming inactive due to payoff or charge-off (indicated by note (1) below). The estimated cash flows to be collected change quarterly in accordance with the Company’s quarterly re-estimations of expected cash flows on the portfolio (indicated by note (2) below). Any changes in contractual cash flows resulting from renewals, extensions, modifications or rate changes increase or decrease the nonaccretable difference until such time as a quarterly re-estimation of expected cash flows is performed and the collectability of these contractual cash flow changes is assessed and then a portion is transferred to / from accretable yield.

In addition to the above, the nonaccretable difference increased due to an acquisition of a purchase credit impaired portfolio as occurred with CommunityOne in 2016.

(Dollars in thousands)
Nonaccretable Difference at December 31, 2014	204,033
Net Changes in Contractual Cash Flows	26,562	(1)
Transfers to Accretable Yield	(91,870)	(2)
Nonaccretable Difference at December 31, 2015	138,725
Net Changes in Contractual Cash Flows	(4,514)	(1)
Acquisition	33,701
Transfers to Accretable Yield	(41,184)	(2)
Nonaccretable Difference at December 31, 2016	126,728

Form 10-Q for the Quarter Ended March 31, 2017

Note 1: Basis of Presentation, page 8

Recent Accounting Pronouncements, page 8

5.
Comment: We note your disclosure that you adopted ASU 2016-09 during the fourth quarter of 2016, and that since the adoption was prospective, prior periods have not been adjusted. Please tell us how you considered the transition guidance in ASU 2016-09 which states that if an entity early adopts the standard in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Please provide us with your analysis of the effects of this standard assuming adoption as of January 1, 2016.

Response: In March 2016, the FASB issued ASU 2016-9 Compensation – Stock Compensation (Topic 718): Improvements to employee share-based payment accounting (“ASU 2016-09”), which simplified the accounting for share-based payment transactions, including the income tax consequences, the calculation of diluted earnings per share, the treatment of forfeitures, the classifications of awards as either equity or liabilities, and the classification on the statement of cash flows by amending sections of the Accounting Standards Codification.

The transition guidance for “Issue 1: Accounting for Income Taxes”, in ASC 718-10-65-4e, requires a modified retrospective application through a cumulative-effect adjustment to retained earnings as of the beginning of the period for all tax benefits that were not previously recognized. The Company’s adoption of “Issue 1: Accounting for Income Taxes,” resulted in a $20 thousand dollar income tax benefit for the first quarter of 2016 assuming adoption as of January 1, 2016, which the Company deemed immaterial for the quarterly comparison disclosure. On a modified retrospective basis, the Company will reflect these adjustments through net income, cash-flows, and earnings per share. Additionally, the Company will enhance its disclosure of the adoption of ASU 2016-9, as follows:

In March 2016, the FASB issued ASU 2016-9, "Compensation—Stock compensation (Topic 718)". Improvements to employee share-based payment accounting" which objective is the simplification through the identification, evaluation, and improvement of areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The areas for simplification involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas for simplification apply only to nonpublic entities. We early adopted ASU 2016-09 during the fourth quarter of 2016 and prior periods were modified retrospectively. The adoption did not have a material impact on the Company's consolidated financial statements.

Note 13: Fair Value, page 35

Quantitative Information About Nonrecurring Level 3 Fair Value Measurements, page 40

6.
Comment: We note your disclosure that other real estate owned and impaired loans were classified as Level 3 nonrecurring fair value measurements as of March 31, 2017 and December 31, 2016. However, it is unclear to us why you have disclosed that the significant unobservable input is “none” as of both periods for each of the assets. We also note that in your form 10-K, you did provide disclosure of the significant unobservable inputs along with the weighted average amount for the unobservable input. Please tell us the factors driving your conclusion that there are no significant unobservable inputs for these measurements as of March 31, 2017 and December 31, 2016, and why this assessment changed from the conclusion in your Form 10-K for the year ended December 31, 2016.

Response: The fair value for other real estate owned and impaired loans are generally based on recent real estate appraisals and other market metrics. The appraisals typically utilize a single valuation approach or a combination of approaches including comparable sales and the discounted cash flow method.

At December 31, 2016, the Company disclosed the appraised value less costs to sell as an unobservable input. After further review of the appraisals during the first quarter of 2017, the Company determined significant unobservable inputs such as the length of time between appraisals and environmental adjustments have diminished over time. Furthermore, the Company does not typically adjust the independent appraisals or use discounting criteria to adjust the fair values of these assets. These were the factors in driving our conclusion that there were no significant unobservable inputs.

The Company notes there are inherently unobservable inputs in appraisals and will include in future filings the appraisal less costs to sell as a significant unobservable input as shown below for March 31, 2017:

Quantitative Information about Nonrecurring Level 3 Fair Value Measurements

(Dollars in thousands)	Fair Value at March 31, 2017	Valuation Technique	Significant Unobservable Input	Weighted Average
Other real estate owned	$42,001	Fair value of property	Appraised value less costs to sell	7.96%
Impaired loans	1,107	Fair value of collateral	Appraised value less costs to sell	7.33%

Form 8-K Filed April 21, 2017

Exhibit 99.2

7.
Comment: We note your disclosure of Total Loan Loss Reserves (LLR) + Marks / Total Loan Portfolio on page 13. The addition of purchase accounting marks to the LLR to derive total valuation balances recorded against total portfolio loans represents a tailored accounting principle that is prohibited by Regulation G since the purchase accounting adjustments are recognized in interest income. In addition, these non-GAAP metrics imply that the purchase accounting adjustments are available to the entire loan population that includes non-acquired and acquired loans when the adjustments are only available for the acquired loans. Please remove these non-GAAP measures from future filings.

Response: The Company will remove from future filings the Total Loan Loss Reserves (LLR) + Marks / Total Loan Portfolio disclosure.

8.
Comment: We note your disclosure on page 13 of Credit Metrics and Credit Ratios, including Reserves/Loans, Reserves/Net Charge-offs (NCOs) and Reserves/Nonaccruals. Please tell us and revise future filings to disclose how these metrics are calculated given that they do not appear to be based on your total loan portfolio. Additionally, to the extent the components of the calculation of the credit ratios are not presented elsewhere in the Form 8-K, please also revise to disclose the related components of the ratios.

Response: The Company will remove in future filings the credit ratios listed below in the form 8-K. In addition, a reconciliation of the related credit ratio components are listed below for March 31, 2017:

(Dollars in thousands)
Reserves to New Loans:
Allowance for Non-PCI Loans	$20,690
Less: Allowance for FAS Loans	(291)
Allowance for New Non-PCI Loans	$20,399
New Non-PCI Loan Balance	$5,123,345
Reserves to New Loans	0.40%

Reserves to Net Charge Offs on New Loans:
Allowance for Non-PCI Loans	$20,690
Less: Allowance for FAS Loans	(291)
Allowance for New Non-PCI Loans	$20,399
Net Charge Offs on New Non-PCI Loans	$2,566
Reserves to Annualized Net Charge Offs on New Loans	1.99x

Reserves to Nonaccruals on New Loans:
Allowance for Non-PCI Loans	$20,690
Less: Allowance for FAS Loans	(291)
Allowance for New Non-PCI Loans	$20,399
New Non-PCI non-performing loans	$10,707
Reserves to Nonaccruals on New Loans	1.91x

9. Comment: We note your presentation of contractual net interest margin on page 20, where you have excluded the effects of purchase accounting from the reported net interest margin. We believe that the exclusion of the purchase accounting impact to derive this measure is not appropriate as it appears to represent a tailored accounting principle since it only excludes the effects of purchase accounting, rather than adjustments that may try to reflect true organic growth. Therefore, in future filings, to the extent material, please confirm you will no longer present these types of non-GAAP adjustments.

Response: The Company will remove in future filings the non-GAAP net interest margin presentation which excludes the effects of purchase accounting from the reported net interest margin.

If you have any questions or need any additional information, you may contact me at (704) 554-5901.

Sincerely,
/s/ Christopher G. Marshall
Christopher G. Marshall Chief Financial Officer